





5 June 2006

Tabcorp's vision for the future of Victoria's gambling industry

Tabcorp today outlined its vision for a sustainable gambling industry in Victoria.

Tabcorp's vision forms the centerpiece of its submission to the Victorian Government regarding the future structure of the Wagering, Gaming and Club Keno industries and the Future Funding of the Victorian Racing Industry.

Managing Director and Chief Executive Officer Matthew Slatter said Tabcorp's six-part submission presented a comprehensive response to the issues raised by the Victorian Government as part of its Gambling Licences Review. The Government today made public all the submissions into its review.

"Our vision for the future of gambling in Victoria is for a sustainable industry, which is in step with community standards and expectations, and presents the best possible offer to the consumer," Mr Slatter said.

"Tabcorp's experience in wagering and gaming and ability to partner with the racing industry is second to none. We are pleased to contribute our expertise to this review for the benefit of all stakeholders.

"The Victorian Government and the community benefits greatly from the gambling industry," Mr Slatter said. "Wagering and gaming have generated billions of dollars in taxes, created thousands of jobs, helped to finance much needed services and infrastructure across the state, provided financial support for community groups and have helped to build a world-class Victorian Racing Industry."

Tabcorp's submissions highlight that the framework put in place in 1994 has proven to be extremely popular with people who enjoy gambling and entertainment, and has been robust, stable and profitable for the Victorian Government, venues around the state, and in particular, for the Victorian Racing Industry.

Tabcorp's submission focuses on:

- A continuous commitment to the responsible service of gambling.
- Maintaining the highest levels of probity and transparency for gambling operators.
- Ensuring the proceeds of gambling are distributed appropriately in the community.

Tabcorp's Chief Executive of Australian Business, Elmer Funke Kupper, who is responsible for gaming and wagering, said: "We believe the industry structure must continue to evolve, however, it should not be reinvented," Mr Funke Kupper said.

"Dismantling the framework that has a proven track record over many years would put at risk the financial and other benefits the gambling industry delivers to people across the state, the State Government, the Victorian Racing Industry and to venues and customers.

"We are recommending a number of changes to ensure Victoria maintains the most favorable structure, such as transferring the responsibility of licensing bookmakers to the Victorian Government and bringing Club Keno under an exclusive operator regime.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2659
www.tabcorp.com.au

"The gambling industry structure has worked extremely well for all stakeholders over the last 12 years and will continue to provide benefits to the entire community for the next six years. Our focus is to get the structure right beyond 2012."

In preparing its submissions Tabcorp conducted extensive research and held discussions with as many industry stakeholders as possible to get their views on the most desirable industry structure.

"Tabcorp is firmly committed to working with the State Government, the racing industry and the Victorian community to provide the finest gambling entertainment products and run the businesses with the highest levels of integrity and customer care," Mr Funke Kupper said.

Tabcorp will actively engage in the public consultation process which will now take place as part of the next phase of the Victorian Government's review.

Highlights of Tabcorp's submission to the Victorian Government review are:

Wagering

- Tabcorp recommends the continuation of a single wagering licence which entitles the holder to conduct totalisator and fixed odds wagering through shopfronts, off-course and the exclusive licence to operate totalisators.
- The existing arrangement is Australia's most successful wagering model, having delivered significantly greater funding to the Victorian Racing Industry from its TAB than other state racing industry.
- Alternative models would be less effective. Issuing multiple licences, for example, would lead to a significant loss of economies of scale, a less attractive customer offering and marked increases in administrative costs.
- In implementing the continuation of the existing single wagering licence, the Victorian Government should ensure that:
  - Holders of sports betting or wagering licences should not be permitted to be involved in the administration of racing or sports.
  - There is a clear separation in the roles of the Victorian Government (licensing of wagering operators); race codes/clubs (integrity and conduct of racing); and the wagering operator (commercial focus).
  - All competitors in the industry, such as bookmakers, make corresponding financial contributions to the racing industry.
  - Racing Victoria Limited is formally included in the Joint Venture structure. Its shareholder clubs (Country Racing Victoria, Melbourne Racing Club, Moonee Valley Racing Club and Victoria Racing Club) are currently Joint Venture party members.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Electronic Gaming

- Tabcorp recommends the continuation of the dual operator model. This unique, yet successful structure has proved to be resilient, flexible and profitable.
- The contribution by the Victorian gaming industry to Victorian Government revenue is higher on a gross basis than the contributions of any other states' industries. This is despite Victoria having only 513 venues with EGMs, as opposed to 3613 in New South Wales and 1343 in Queensland.
- The dual operator model optimises regulatory, venue, operator and manufacturer performance, as well as the customer experience. Moreover, responsible gaming incentives would be destabilised under a venue operator model. It is much easier for the Government to deal with two operators rather than hundreds of venues.
- Alternative models would fail to achieve these advantages. Smaller venues and community-based clubs would not get the same service level and would struggle to compete with bigger venues, particularly under a venue operator model. The existing model fosters competition, among venues.
- At least one of the gaming operator's licenses should continue to be linked to the exclusive off-course wagering licence. The Victorian Racing Industry should continue to share in the profits from that gaming operator's licence.

Club Keno

- Tabcorp recommends that the Victorian Government moves to an exclusive licence arrangement. This would provide the maximum incentive to the operator to invest in the capital and promotional expenditure required to modernise an outdated game and increase game performance.
- Under the current arrangements, the revenue generated from Club Keno in Victoria is the lowest of all jurisdictions, with the exception of the Australian Capital Territory.
- An exclusive licence would provide benefits to patrons and increase the return from the game for all stakeholders (including higher ongoing government revenue).
- The distribution network of Club Keno in Victoria should be expanded to all venues with a liquor licence and stand-alone TAB agencies.

Future Funding of the Racing Industry

- Tabcorp's position is that the existing Joint Venture structure with the TAB should be retained, which by any measure has been extremely successful.
- Since 1994 payments by Tabcorp to the Victorian Racing Industry have grown by 240 per cent. The racing industry has received $2.5 billion from the arrangement.
- The Joint Venture means racing has a broader revenue base than race betting alone. It gives racing an interest in Tabcorp gaming products, as well as wagering and sports betting – an arrangement envied by other Australian racing jurisdictions.
- This secure revenue stream has enabled the VRI to be a national leader across a number of key measures such as total prizemoney paid and average starters per race.

For more information, please contact:
Nicholas Tzaferis, Media and Government Relations Manager, 03 9868 2529
Bruce Tobin, General Manager Corporate Affairs, 03 9868 2508